PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

Via EDGAR

January 6, 2017

Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (CIK No.: 0001112996; 1940 Act No.: 811-09913)

AIM Equity Funds (Invesco Equity Funds) (CIK No.: 0000105377; 1940 Act No.: 811-01424)

AIM Funds Group (Invesco Funds Group) (CIK No.: 0000019034; 1940 Act No.: 811-01540)

AIM Growth Series (Invesco Growth Series) (CIK No.: 0000202032; 1940 Act No.: 811-02699)

AIM International Mutual Funds (Invesco International Mutual Funds) (CIK No.: 0000880859; 1940 Act No.: 811-06463)

AIM Investment Funds (Invesco Investment Funds) (CIK No.: 0000826644; 1940 Act No.: 811-05426)

AIM Investment Securities Funds (Invesco Investment Securities Funds) (CIK No.: 0000842790; 1940 Act No.: 811-05686)

AIM Sector Funds (Invesco Sector Funds) (CIK No.: 0000725781; 1940 Act No.: 811-03826)

AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (CIK No.: 0000909466; 1940 Act No.: 811-07890)

AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) (CIK No.: 0000828806; 1940 Act No.: 811-05460)

Invesco Exchange Fund (CIK No.: 0000005100; 1940 Act No.: 811-02611)

Invesco Management Trust (CIK No.: 0001605283; 1940 Act No.: 811-22957)

Invesco Securities Trust (CIK No.: 0001560704; 1940 Act No.: 811-22793)

Short-Term Investments Trust (CIK No.: 0000205007; 1940 Act No.: 811-02729)

Dear Ms. Rossotto:

Below are responses to your comments, which we received on December 16, 2016, regarding the Preliminary Joint Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the above named registrants (the “Registrants,” each series of which, a “Fund”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission

(the “SEC”) on December 6, 2016, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended. The purposes of the Preliminary Joint Proxy Statement is to request shareholders of the Registrants to: (1) elect trustees; (2) approve amendments to each Registrant’s Agreement and Declaration of Trust; (3) approve changes to each Fund’s fundamental commodities restriction; (4) add two new affiliated sub-advisers to certain Funds; and (5) change the sub-classification of two Funds from diversified to non-diversified. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.

1.	Comment: Under Proposal 2 and the related Q&A, add language clarifying that the proposed changes are consistent with state and federal law.

Response: The disclosure in Proposal 2 and the related Q&A has been revised to include the following statement: “The proposed amendments would not alter the Trustees’ existing fiduciary obligations to act in the best interests of the Trust and its shareholders and would not remove any of the shareholder protections required by current federal law and state law.”

2.	Comment: In the Q&A related to Proposal 2, consider changing the language indicating that the Board “believes” the proposed change will make the administration of the Trusts more efficient and cost-effective to the Board “determined” such fact. Also consider adding language indicating that the proposed change will provide the Trusts will the full flexibility conferred by state law.

Response: The Registrants respectfully decline to change the language indicating that the Board “believes” the proposed change will make the administration of the Trusts more efficient and cost-effective to the Board “determined” such fact because such a determination by the Board is not reflected in the resolutions related to the Board’s consideration of the proposed changes and therefore we believe that “determined” may overstate the actions taken by the Board. The following language has been added to the Q&A for Proposal 2 in response to the second part of your comment: “The proposed changes are designed to enable the Trust to take full advantage of the flexibility conferred by the Investment Company Act of 1940 Act, as amended (the “1940 Act”) and Delaware law.”

3.	Comment: Confirm supplementally if the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waivers and/or expense reimbursements.

4.	Comment: In the Q&A related to Proposal 3, confirm that “1940 Act” has been previously defined.

Response: The Registrant confirms that “1940 Act” has been previously defined in the current version of the proxy statement.

5.	Comment: In Proposal 3 and the related Q&A, consider whether the language should be revised to reflect that the Proposal would permit each Fund to purchase and sell physical commodities to the extent permitted under the 1940 Act “and” any other governing statute rather than “or” any other governing statute.

Response: The proposed restriction in Proposal 3 and the related Q&A has been revised as follows (strikethrough language deleted, underlined language added): “Proposal 3 would permit each Fund to purchase and sell physical commodities to the extent permitted under the 1940 Act ~~or~~ and any other governing statute, and by the rules thereunder, ~~or~~ and by the Securities and Exchange Commission (the “SEC”) or other regulatory agency with authority over the Fund.”

6.	Comment: Consider moving the Q&A related to voting at the meeting to the back of the proxy statement.

Response: A number of the Q&A related to voting at the meeting have been moved to the back of the proxy statement.

7.	Comment: In Proposal 5 and the related Q&A, please revise the following disclosure as it is too dense and includes run-on sentences. Also, consider using a word other than “concentrate” as that word as a specified meaning under the 1940 Act.

“As explained more fully in sub-Proposal 5(b) below, the World Bond Fund’s portfolio management team believes it will be better able to capture its investment philosophy regarding exposure to various global markets if given the ability to concentrate its exposures from time to time, and specifically, to target investment in a particular country’s interest rate term structure which the team believes is best reflected in that country’s government bonds. The Fund’s current diversified status requires the team to gain exposure to a particular country’s bond market through multiple smaller holdings of diverse issues that are often less liquid and less available securities, thereby increasing transaction costs and other inefficiencies in positioning. The team believes that if the Fund is reclassified as non-diversified, it could gain exposure to various global markets more efficiently and cost effectively by having the flexibility to take larger positions in fewer non-US government securities.”

Response: The disclosure has been revised as follows (strikethrough language deleted, underlined language added):

“As explained more fully in sub-Proposal 5(b) below, the World Bond Fund’s portfolio management team believes it will be better able to capture its investment philosophy regarding exposure to various global markets if given the ability to ~~concentrate~~focus its exposures from time to time~~, and specifically,~~. Specifically, the Fund’s portfolio management team believes the shift to non-diversified status will allow the Fund to target investment in a particular country’s interest rate term structure which the team believes is best reflected in that country’s government bonds~~. The Fund’s current diversified status requires the team to gain exposure to a particular country’s bond market through multiple smaller holdings of diverse issuers that are often less liquid and less available securities, thereby increasing transaction costs and other inefficiencies in positioning~~. The team believes that if the Fund is reclassified as non-diversified, it could gain exposure to various global markets more efficiently and cost effectively by having the flexibility to take larger positions in fewer non-US government securities.”

8.	Comment: With respect to Proposal 1, consider adding disclosure indicating that the net effect of the Proposal would be to increase the Board by two trustees.

Response: The following statement has been added to Proposal 1: “If each Trustee Nominee is approved, the number of Board members comprising each Trust’s Board will increase from 13 to 15 Trustees.”

Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Peter A. Davidson
Peter A. Davidson